Cornbread Hemp Lead Investor: Gregg Rochman

Investing $6,500

Why they're investing:

Over the past year I have had the pleasure of using Cornbread Hemp CBD products to great effect. They are high quality and delicious, with gorgeous packaging... and the marketing is fantastic. Eric (CEO) is a savvy leader with detailed knowledge of the industry and his business. He can speak as effortlessly about the current minutia as he can about the long play.

Eric and Jim (CCO) run this business like start up veterans. Modern metrics tracking, incorporating EOS, and a true sense of joy amongst the whole team are just some of the reasons I am on board with Cornbread Hemp. This is gonna be a fun ride, get on board!